

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Shai N. Gozani, M.D., Ph.D.
Chief Executive Officer
NeuroMetrix, Inc.
62 Fourth Avenue
Waltham, Massachusetts 02451

> **Re: NeuroMetrix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-188133**

Dear Dr. Gozani:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

1.   We note your responses to prior comments 1 and 7. Please include in your next amendment all information other than that which can be omitted per Rule 430A and file the exhibit required by Regulation S-K Item 601(b)(5).

Prospectus Cover Page

2.   Please note that prior comment 2 sought disclosure on the prospectus cover of the specific date that the offering will end. Please revise accordingly.

Use of Proceeds, page 27

3.   Please address that part of prior comment 4 that asked you to disclose the portion of the net proceeds to be used for each of the purposes identified. Your disclosure should address the approximate amount that you currently intend to use for each purpose as required by Regulation S-K Item 504.

4.   It is unclear how your revised disclosure in the penultimate sentence of the fourth paragraph of this section addresses the second sentence of prior comment 4. If you reserve the right to change the use of proceeds, please revise your disclosure as indicated in instruction 7 to Regulation S-K Item 504.

5.   Please address that part of prior comment 5 that asked you to quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell less than the maximum amount of securities that you are offering. Your disclosure should address the approximate amount that you currently intend to use for each purpose.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Megan N. Gates, Esq.